Exhibit 99.1
Ctrip Reports Second Quarter 2010 Financial Results
Shanghai, China, August 9, 2010 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.
Highlights for the Second Quarter of 2010
•
On May 27, 2010, Ctrip successfully completed the transaction to invest 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider. Ctrip began consolidating Wing On’s financials since then.

•
Net revenues were RMB695 million (US$103 million) for the second quarter of 2010, up 46% year-on-year. In the second quarter, Wing On Travel and ezTravel contributed 2% for the year-on-year growth for net revenues.

•	Gross margin was 78% for the second quarter of 2010, compared to 77% in the same period in 2009.
•
Income from operations was RMB257 million (US$38 million) for the second quarter of 2010, up 57% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB316 million (US$47 million), up 66% year-on-year.

•
Operating margin was 37% for the second quarter of 2010, compared to 34% in the same period in 2009. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 40% in the same period in 2009.

•
Net income attributable to Ctrip’s shareholders was RMB235 million (US$35 million) in the second quarter of 2010, up 48% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB293 million (US$43 million), up 58% year-on-year.

•
Diluted earnings per ADS were RMB1.55 (US$0.23) for the second quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.93 (US$0.29) for the second quarter of 2010.

•	Share-based compensation charges were RMB58 million (US$9 million), accounting for 8% of the net revenues, or RMB0.38 (US$0.06) per ADS for the second quarter of 2010.
“We are pleased to announce solid results for the second quarter of 2010,” said Min Fan, President and Chief Executive Officer of Ctrip. “Through our strong execution, we were able to extend our leadership in all business lines. Our presence in the Greater China region will enable us to provide excellent services to customers travelling abroad. The Ctrip team is well positioned to capture more opportunities in the travel industry in China.”

Second Quarter 2010 Financial Results
For the second quarter of 2010, Ctrip reported total revenues of RMB742 million (US$109 million), representing a 46% increase from the same period in 2009 and an 18% increase from the previous quarter.
Hotel reservation revenues amounted to RMB316 million (US$47 million) for the second quarter of 2010, representing a 42% increase year-on-year, primarily driven by an increase of 34% in hotel reservation volume, and an increase of 5% commission per room night year-on-year. Hotel reservation revenues increased 26% quarter-on-quarter.
Air ticket booking revenues for the second quarter of 2010 were RMB307 million (US$45 million), representing a 42% increase year-on-year, primarily driven by a 22% increase in air ticketing sales volume, and a 17% increase in commission per ticket year-on-year. Air ticket booking revenues increased 16% quarter-on-quarter.
Packaged-tour revenues for the second quarter of 2010 were RMB67 million (US$10 million), representing an 88% increase year-on-year, due to the increase of leisure travel volume, and a 7% decrease quarter-on-quarter, due to seasonality.
Corporate travel revenues for the second quarter of 2010 were RMB34 million (US$5 million), representing an 83% increase year-on-year, and a 28% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.
For the second quarter of 2010, net revenues were RMB695 million (US$103 million), representing a 46% increase from the same period in 2009 and an 18% increase from the previous quarter. In the second quarter, Wing On Travel and ezTravel contributed 2% for the year-on-year growth for net revenues.
Gross margin was 78% in the second quarter of 2010, compared to 77% in the same period in 2009, and remained consistent with that in the previous quarter.
Product development expenses for the second quarter of 2010 increased by 43% to RMB109 million (US$16 million) from the same period in 2009, primarily due to an increase of product development personnel and share-based compensation charges. Product development expenses for the second quarter of 2010 increased by 9% from the previous quarter, primarily due to an increase of product development personnel. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues and remained consistent with that in the same period in 2009 and in the previous quarter.
Sales and marketing expenses for the second quarter of 2010 increased by 29% to RMB107 million (US$16 million) from the same period in 2009, and increased by 13% from the previous quarter, primarily due to the increase of sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 14% of the net revenues, decreasing from 17% in the same period in 2009 and 15% in the previous quarter.
General and administrative expenses for the second quarter of 2010 increased by 55% to RMB71 million (US$10 million) from the same period in 2009, primarily due to an increase of administrative personnel and share-based compensation charges. General and administrative expenses for the second quarter of 2010 increased by 6% from the previous quarter, primarily due to an increase of administrative personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, decreasing from 6% in the same period in 2009, and remained consistent with that in the previous quarter.

Income from operations for the second quarter of 2010 was RMB257 million (US$38 million), representing an increase of 57% from the same period in 2009 and an increase of 31% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB316 million (US$47 million), representing an increase of 66% from the same period in 2009 and an increase of 21% from the previous quarter.
Operating margin was 37% in the second quarter of 2010, compared to 34% in the same period in 2009, and 33% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 45%, compared to 40% in the same period in 2009 and 44% in the previous quarter.
Net income attributable to Ctrip’s shareholders for the second quarter of 2010 was RMB235 million (US$35 million), representing a 48% increase from the same period in 2009, and a 24% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB293 million (US$43 million), representing an increase of 58% from the same period in 2009, and an increase of 15% from the previous quarter.
The effective tax rate for the second quarter of 2010 was 19%, increased from 18% in the same period of 2009 and 12% in the previous quarter, primarily due to the normalization of the tax rate in the second quarter of 2010.
Diluted earnings per ADS were RMB1.55 (US$0.23) for the second quarter of 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.93 (US$0.29) for the second quarter of 2010.
As of June 30, 2010, the balance of cash, restricted cash and short-term investment was RMB2.7 billion (US$404 million).
Business Outlook
For the third quarter of 2010, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 35-40%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on August 9, 2010 (or 9:00AM on August 10, 2010 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.680.0894, International dial-in number +1.617.213.4860, Passcode 58663153. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PMCABWTWF.
A telephone replay of the call will be available after the conclusion of the conference call through August 17, 2010. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 57641801.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2010 and 2009. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
June Zhu
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: jun_zhu@ctrip.com
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,434,618,382	1,539,479,378	227,011,631
Restricted cash	113,150,289	160,894,895	23,725,561
Short-term investment	180,183,917	1,038,322,278	153,111,005
Accounts receivable, net	420,579,005	647,605,152	95,495,857
Prepayments and other current assets	134,318,164	401,343,732	59,182,147
Deferred tax assets, current	23,446,059	34,979,527	5,158,081

Total current assets	2,306,295,816	3,822,624,962	563,684,282

Long-term deposits	143,195,191	153,256,984	22,599,275
Land use rights	108,922,018	107,627,912	15,870,812
Property, equipment and software	550,506,595	612,880,727	90,375,393
Investment	658,051,285	1,244,942,687	183,579,250
Goodwill	322,936,838	758,231,441	111,808,809
Intangible assets	66,851,954	295,887,513	43,631,573

Total assets	4,156,759,697	6,995,452,226	1,031,549,394

LIABILITIES
Current liabilities:
Accounts payable	291,045,743	625,913,266	92,297,171
Salary and welfare payable	130,539,660	144,638,916	21,328,455
Taxes payable	142,256,695	117,864,771	17,380,339
Advances from customers	276,792,049	487,229,567	71,846,873
Accrued liability for customer reward program	88,254,996	103,249,360	15,225,151
Other payables and accruals	229,652,319	227,395,815	33,531,786

Total current liabilities	1,158,541,462	1,706,291,695	251,609,775

Deferred tax liabilities, non-current	11,509,937	49,180,880	7,252,213

Total liabilities	1,170,051,399	1,755,472,575	258,861,988

SHAREHOLDERS’ EQUITY
Share capital	2,801,334	2,920,614	430,674
Additional paid-in capital	1,219,815,250	2,931,265,943	432,244,480
Statutory reserves	72,489,182	72,489,182	10,689,255
Accumulated other comprehensive (loss) / income	(77,742,443)	16,883,180	2,489,594
Retained Earnings	1,707,684,596	2,133,341,440	314,582,532

Total Ctrip’s shareholders’ equity	2,925,047,919	5,156,900,359	760,436,535

Noncontrolling interests	61,660,379	83,079,292	12,250,871

Total shareholders’ equity	2,986,708,298	5,239,979,651	772,687,406

Total liabilities and shareholders’ equity	4,156,759,697	6,995,452,226	1,031,549,394

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	223,271,782	251,912,292	316,150,468	46,619,548
Air-ticketing**	216,242,260	264,723,073	307,233,692	45,304,681
Packaged tour	35,689,994	71,781,013	67,042,613	9,886,104
Corporate travel**	18,366,314	26,274,358	33,659,355	4,963,409
Others	14,088,260	12,514,361	17,559,484	2,589,322

Total revenues	507,658,610	627,205,097	741,645,612	109,363,064

Less: business tax and related surcharges	(31,371,685)	(40,483,224)	(46,465,222)	(6,851,762)

Net revenues	476,286,925	586,721,873	695,180,390	102,511,302

Cost of revenues	(108,061,461)	(128,377,508)	(151,154,849)	(22,289,294)

Gross profit	368,225,464	458,344,365	544,025,541	80,222,008

Operating expenses:
Product development *	(76,285,782)	(100,721,820)	(109,293,974)	(16,116,490)
Sales and marketing *	(82,817,192)	(94,439,324)	(106,724,067)	(15,737,531)
General and administrative *	(45,444,456)	(66,741,488)	(70,629,317)	(10,414,999)

Total operating expenses	(204,547,430)	(261,902,632)	(286,647,358)	(42,269,020)

Income from operations	163,678,034	196,441,733	257,378,183	37,952,988

Interest income	5,000,977	5,337,051	8,954,150	1,320,379
Other income	18,276,381	581,797	15,980,806	2,356,530

Income before income tax expense and equity in income	186,955,392	202,360,581	282,313,139	41,629,897

Income tax expense	(33,393,036)	(24,314,306)	(52,389,816)	(7,725,402)
Equity in income of affiliates	6,581,137	11,236,298	7,222,181	1,064,983

Net income	160,143,493	189,282,573	237,145,504	34,969,478

Less: Net (income) / loss attributable to noncontrolling interests	(1,284,685)	1,162,858	(1,934,091)	(285,201)

Net income attributable to Ctrip’s shareholders	158,858,808	190,445,431	235,211,413	34,684,277

Earnings per ordinary share
- Basic	4.73	5.53	6.58	0.97
- Diluted	4.54	5.21	6.20	0.91

Earnings per ADS
- Basic	1.18	1.38	1.64	0.24
- Diluted	1.14	1.30	1.55	0.23

Weighted average ordinary shares outstanding
- Basic	33,574,513	34,467,334	35,756,826	35,756,826
- Diluted	34,973,103	36,561,172	37,917,285	37,917,285

* Share-based compensation charges included are as follows:
Product development	7,279,340	15,993,081	14,981,755	2,209,210
Sales and marketing	4,040,372	8,843,140	8,033,136	1,184,566
General and administrative	15,661,986	39,386,817	35,211,001	5,192,214

**
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2010 financial information presentation. Revenues are presented in accordance with the definitions below:

Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services.

Corporate travel management revenues primarily include commissions from hotel reservation, air ticket booking and packaged-tour services rendered to corporate clients.

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended June 30, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(109,293,974)	16%	14,981,755	2%	(94,312,219)	14%
Sales and marketing	(106,724,067)	15%	8,033,136	1%	(98,690,931)	14%
General and administrative	(70,629,317)	10%	35,211,001	5%	(35,418,316)	5%

Total operating expenses	(286,647,358)	41%	58,225,892	8%	(228,421,466)	33%

Income from operations	257,378,183	37%	58,225,892	8%	315,604,075	45%

Net income attributable to Ctrip’s shareholders	235,211,413	34%	58,225,892	8%	293,437,305	42%

Diluted earnings per ordinary share (RMB)	6.20		1.54		7.74

Diluted earnings per ADS (RMB)	1.55		0.38		1.93

Diluted earnings per ADS (USD)	0.23		0.06		0.29

	Quarter Ended March 31, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(100,721,820)	17%	15,993,081	3%	(84,728,739)	14%
Sales and marketing	(94,439,324)	16%	8,843,140	2%	(85,596,184)	15%
General and administrative	(66,741,488)	11%	39,386,817	7%	(27,354,671)	5%

Total operating expenses	(261,902,632)	45%	64,223,038	11%	(197,679,594)	34%

Income from operations	196,441,733	33%	64,223,038	11%	260,664,771	44%

Net income attributable to Ctrip’s shareholders	190,445,431	32%	64,223,038	11%	254,668,469	43%

Diluted earnings per ordinary share (RMB)	5.21		1.76		6.97

Diluted earnings per ADS (RMB)	1.30		0.44		1.74

Diluted earnings per ADS (USD)	0.19		0.06		0.26

	Quarter Ended June 30, 2009
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(76,285,782)	16%	7,279,340	2%	(69,006,442)	14%
Sales and marketing	(82,817,192)	17%	4,040,372	1%	(78,776,820)	17%
General and administrative	(45,444,456)	10%	15,661,986	3%	(29,782,470)	6%

Total operating expenses	(204,547,430)	43%	26,981,698	6%	(177,565,732)	37%

Income from operations	163,678,034	34%	26,981,698	6%	190,659,732	40%

Net income attributable to Ctrip’s shareholders	158,858,808	33%	26,981,698	6%	185,840,506	39%

Diluted earnings per ordinary share (RMB)	4.54		0.77		5.31

Diluted earnings per ADS (RMB)	1.14		0.19		1.33

Diluted earnings per ADS (USD)	0.17		0.03		0.19

Notes for all the financial schedules presented:

Note 1:	The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.7815 on June 30, 2010 published by the Federal Reserve Board.

Note 2:
Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary shares to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.